January 18, 2008

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549-7010

Via FAX (202) 772-9368

Re: HuntMountain Resources ("HuntMountain" or the "company") 10KSB for Fiscal Year Ended December 31, 2006

Dear Mr. Skinner,

As per my conversation this morning with Ken Schuler, the company is requesting an additional ten business days to complete the response to your December 31, 2007 letter of comment with regard to the Company's Form 10KSB for the year ended December 31, 2006.

This extension is requested because it is necessary not only to revise the disclosure as per your comments but to update the disclosure to include the exploration activities on the since the date of the original filing. From a timing standpoint this is compounded by the fact the members of management responsible for the response to your comments have been out of the country last week and will be again for much of this coming week.

Should you have any questions, please do not hesitate to contact me at (509) 892-5287. Thank you for your consideration in this matter.

Very truly yours,

Gregory B. Lipsker
General Counsel